Exhibit 99.1

Nano Dimension Appoints Dr. Jaim Nulman as Chief Technology Officer

●	Three decades of technological leadership experience

●	Track record of transforming global companies from technology to product commercialization

NESS ZIONA, Israel – May 8, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today named high tech veteran Dr. Jaim Nulman as its Chief Technology Officer.

As CTO, Dr. Nulman will be responsible for executing the company’s growth and delivering on the company’s value promise to its customers. He will also head Nano Dimension’s technology strategy and product roadmap.

Dr. Nulman is a proven influencer and innovator with more than 30 years of expertise in working with companies from startups to Fortune 500 enterprises. He served as Vice President of Applied Materials, where he spent 15 years in several product division and corporate positions. He drove the successful commercialization of one of Applied Materials' semiconductor manufacturing products with impressive market penetration of $1 billion in less than five years.

"Dr. Nulman is a seasoned technology professional with proven leadership credentials. His experience fits perfectly into our strategy to scale our operations,” said Amit Dror, CEO of Nano Dimension. "With a strong track record helping organizations expedite the transition from technology to product commercialization, he will play a major role as we accelerate Nano Dimension’s growth.”

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses executing the company’s growth and delivering on the company’s value promise to its customers and that Dr. Nulman will play a major role in accelerating Nano Dimension’s growth. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com